UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM U-9C-3


               QUARTERLY REPORT PURSUANT TO RULE 58 OF THE PUBLIC
                      UTILITY HOLDING COMPANY ACT OF 1935.

                  For the quarterly period ended June 30, 2004


                                SCANA Corporation
--------------------------------------------------------------------------------
                      (Name of registered holding company)

                1426 Main Street, Columbia, South Carolina 29201
--------------------------------------------------------------------------------
                    (Address of principal executive offices)






                                        Table of Contents

   Item
    No.                                     Title                         Page
--------------------------------------------------------------------------------


     1    Organization Chart                                                2

     2    Issuances and Renewals of Securities and Capital Contributions    3

     3    Associate Transactions                                            3

     4    Summary of Aggregate Investment                                   4

     5    Other Investments                                                 5

     6    Financial Statements and Exhibits                                 6



ITEM 1 - ORGANIZATION CHART

                     Name                     Energy                                          Percentage
                      of                         or           Date                State       of Voting
                  Reporting                Gas - related       of                   of        Securities   Nature of
                   Company                    Company     Organization        Organization       Held      Business
-                  -------                    -------     ------------        ------------       ----      --------

SCANA Corporation (a)
   SCANA Resources, Inc.                      Energy     September 8, 1987    South Carolina    100%    Renders energy management
                                                                                                        services

   South Carolina Electric & Gas Company
(b)
      SC Coaltech No. 1 LP                    Energy     April 7, 2000        Delaware            40%   Production and sale of
                                                                                                        synthetic fuel
      Coaltech No. 1 LP                       Energy     March 7, 1997        Delaware            25%   Production and sale of
                                                                                                        synthetic fuel

   SCANA Energy Marketing, Inc.               Energy     June 30, 1987        South Carolina    100%    Markets electricity and
                                                                                                        natural gas

   ServiceCare, Inc.                          Energy     September 30, 1994   South Carolina    100%    Provides energy-related
                                                                                                        products and service
                                                                                                        contracts on home
                                                                                                        appliances

   Primesouth, Inc.                           Energy     August 25, 1986      South Carolina    100%    Engages in power plant
                                                                                                        management and maintenance
                                                                                                        services

   Public Service Company of North Carolina,
     Incorporated (b)
      Clean Energy Enterprises, Inc.          Energy     December 30, 1994    North Carolina    100%    Sells, installs and services
                                                                                                        compressed natural gas
                                                                                                        conversion equipment

      PSNC Blue Ridge Corporation             Energy     August 31, 1992      North Carolina    100%    Renders energy management
                                                                                                        services

     PSNC Cardinal Pipeline Company           Energy     December 1, 1995     North Carolina    100%    Transportation of natural
                                                                                                        gas

   SCG Pipeline, Inc.                         Energy     April 10, 2001       South Carolina    100%    Transportation of natural
                                                                                                        gas

   Cogen South LLC                            Energy     June 1, 1996         Delaware           50%    Operates boilers and
                                                                                                        turbines at a cogeneration
                                                                                                        facility

   South Carolina Pipeline Corporation        Energy     September 9, 1977    South Carolina    100%    Transportation of natural
                                                                                                        gas

   SCANA Corporate Security Services, Inc.    Energy     March 19, 2004       South Carolina    100%    Engages in technical,
                                                                                                        operational and management
                                                                                                        services

(a) The registered holding company is not a reporting company, but is included herein because it directly and/or indirectly holds securities in energy-related companies. (b) These SCANA Corporation system companies are not reporting companies, but they are included herein because they hold securities directly in the energy-related companies set forth below their names.




ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

                                                    Principal  Issue                Person to      Collateral   Consideration
                                                    Amount of   or      Cost of   Whom Security    Given with      for Each
Company Issuing Security   Type of Security Issued  Security  Renewal   Capital    Was Issued       Security       Security
------------------------   -----------------------  --------  -------   -------    ----------       --------       --------

    None





Company Contributing Capital                         Company Receiving Capital               Amount of Capital Contribution

South Carolina Electric & Gas Company                SC Coaltech No. l LP                                  $5,548,000
South Carolina Electric & Gas Company                Coaltech No. l LP                                     $1,599,155



ITEM 3 - ASSOCIATE TRANSACTIONS

PART I  - Transactions Performed by Reporting Companies on Behalf of Associate Companies

    Reporting Company    Associate Company          Types of Services       Direct Costs     Indirect    Cost of   Total Amount
   Rendering Services    Receiving Services              Rendered              Charged     Costs Charged Capital      Billed
   ------------------    ------------------              --------              -------     ------------- -------      ------

SC  Coaltech No. 1 LP    South Carolina Electric      Synthetic Fuel Sales    $37,353,169         -          -       $37,353,169
                              & Gas Company
Coaltech No. 1 LP        South Carolina Electric      Synthetic Fuel Sales    $14,168,448         -          -       $14,168,448
                              & Gas Company

SCG Pipeline, Inc.     SCANA Energy Marketing, Inc.  Transportation of Gas      $1,788,478        -          -        $1,788,478



PART II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

           Associate Company            Reporting Company  Type of Services        Direct Costs   Indirect    Cost of Total Amount
           Rendering Services           Receiving Services     Rendered               Charged   Costs Charged Capital   Billed
           ------------------           ------------------     --------               -------   ------------- -------   ------

South Carolina Electric & Gas Company  SC Coaltech No.1 LP    Coal Sales            $38,006,031       -          -    $38,006,031
South Carolina Electric & Gas Company  SC Coaltech No.1 LP   Fuel Handling           $1,425,214       -          -     $1,425,214
South Carolina Electric & Gas Company   Coaltech No. 1 LP     Coal Sales            $14,494,692       -          -    $14,494,692
South Carolina Electric & Gas Company   Coaltech No. 1 LP    Fuel Handling             $588,411       -          -        $588,411
South Carolina Pipeline Corporation     SCG Pipeline, Inc.  Construction and           $238,477   25,722         -        $264,199
                                                            Operation of Pipeline



ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
                 (Dollars in Thousands)

Investments in energy-related companies:
         Total consolidated capitalization as of June 30, 2004                $6,210,827 (A)           Line 1
         Total capitalization multiplied by 15%
             (line1 multiplied by 0.15)                                          931,624               Line 2
         Greater of $50 million or line 2
                                                                                          $931,624     Line 3
         Total current aggregate investment:
            (categorized by major line of energy-related business)
             Energy-related business category 1                                                -
             Energy-related business category 2                                                -
             Energy-related business category 3                                                -
             Energy-related business category 4                                                -
             Energy-related business category 5                                                -
             Energy-related business category 6 (B)                                4,607
             Energy-related business category 7 (C)                                            -
             Energy-related business category 8                                                -
             Energy-related business category 9 (D)                                        30,517
             Energy-related business category 10                                               -
                 Total current aggregate investment                                        $35,124      Line 4

         Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
         system (line 3 less line 4)                                                      $896,500      Line 5

Investments in gas-related companies:
         Total current aggregate investment:
             (categorized by major line of gas-related business)
         Gas-related business category 1                                                         -
         Gas-related business category 2                                                         -
                 Total current aggregate investment                                              -
                                                                                       ------------



(A) Includes common equity, preferred stock, long-term debt and current maturities and short-term borrowings.

(B) Consists of investments in SC Coaltech No. l LP and Coaltech No. 1 LP

(C) Consists of investment in SCANA Corporate Security, Inc.

(D) Consists of investment in SCG Pipeline, Inc.


ITEM 5 - OTHER INVESTMENTS
                 (Dollars in Thousands)

           Major line of energy-               Other investment in     Other investment in        Reason for difference
             related business                   last U-9C-3 report     this U-9C-3 report          in Other Investment
             ----------------                   ------------------     ------------------          -------------------

Energy-related business category 1
   SCANA Resources, Inc.                                  $504                    $461      Net loss of subsidiary.

   PSNC Blue Ridge Corporation                         $6,150                   $6,476      Other comprehensive income (loss)
                                                                                                from derivatives and net
                                                                                                earnings of subsidiary.
Energy-related business category 3
   Clean Energy Enterprises, Inc.                         $408                    $413      Net losses offset by advances
                                                                                                to subsidiary.
Energy-related business category 4
   ServiceCare, Inc.                                   $4,174                   $4,746      Net earnings of subsidiary.

Energy-related business category 5
   SCANA Energy Marketing, Inc.                      $13,582                  $16,061       Other comprehensive income (loss)
                                                                                                from derivatives and net
                                                                                            earnings
                                                                                                of subsidiary.
Energy-related business category 6
   Cogen South LLC                                   $11,213                  $10,395       Net earnings of investment, offset
                                                                                                by distributions received.

Energy-related business category 7
   Primesouth, Inc.                                  $17,970                  $20,688       Net earnings of subsidiary.

Energy-related business category 9
   PSNC Cardinal Pipeline Company                    $15,506                  $15,315       Net earnings of subsidiary, offset
                                                                                                by partial repayment of
                                                                                            advances.

   South Carolina Pipeline Corporation                   $212,494           $213,423        Net earnings of subsidiary, offset
                                                                                                by partial repayment of
                                                                                            advances

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

         FINANCIAL STATEMENTS

Exhibit    A-1   SC Coaltech No. 1 LP Balance Sheet as of June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b)
Exhibit    A-2   SC Coaltech No. 1 LP Income Statement for the Periods ended
                 June 30, 2004-filed under confidential treatment pursuant to
                 Rule 104(b)
Exhibit    B-1   SCANA Resources, Inc. Balance Sheet as of June 30, 2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit    B-2   SCANA Resources, Inc. Income Statement for the Periods ended
                 June 30, 2004-filed under confidential treatment pursuant to
                 Rule 104(b)
Exhibit    C-1   SCANA Energy Marketing, Inc. Balance Sheet as of June 30, 2004-
                 filed under confidential treatment pursuant to Rule 104(b)
Exhibit    C-2   SCANA Energy Marketing, Inc. Income Statement for the Periods
                 ended June 30, 2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit    D-1   ServiceCare, Inc. Balance Sheet as of June 30, 2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit    D-2   ServiceCare, Inc. Income Statement for the Periods ended June
                 30, 2004-filed under confidential treatment pursuant to Rule
                 104(b)
Exhibit    E-1   Primesouth, Inc. Balance Sheet as of June 30, 2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit    E-2   Primesouth, Inc. Income Statement for the Periods ended June
                 30, 2004-filed under confidential treatment pursuant to Rule
                 104(b)
Exhibit    F-1   Clean Energy Enterprises, Inc. Balance Sheet as of June 30,
                 2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit    F-2   Clean Energy Enterprises, Inc. Income Statement for the Periods
                 ended June 30, 2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit    G-1   PSNC Blue Ridge Corporation Balance Sheet as of June 30, 2004-
                 filed under confidential treatment pursuant to Rule 104(b)
Exhibit          G-2 PSNC Blue Ridge Corporation Income Statement for the
                 Periods ended June 30, 2004- filed under confidential
                 treatment pursuant to Rule 104(b)
Exhibit    H-1   SCG Pipeline, Inc. Balance Sheet as of June 30, 2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit    H-2   SCG Pipeline, Inc. Income Statement for the Periods ended June
                 30, 2004-filed under confidential treatment pursuant to Rule
                 104(b)
Exhibit    I-1   Coaltech No. 1 LP Balance Sheet as of June 30, 2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit    I-2   Coaltech No. 1 LP Income Statement for the Periods ended June
                 30, 2004-filed under confidential treatment pursuant to Rule
                 104(b)
Exhibit    J-1   Cogen  South LLC Balance Sheet as of June 30, 2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit          J-2 Cogen South LLC Income Statement for the Periods ended
                 June 30, 2004-filed under confidential treatment pursuant
                 to Rule 104(b)
Exhibit    K-1   PSNC Cardinal Pipeline Company Balance Sheet as of June 30,
                 2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit          K-2 PSNC Cardinal Pipeline Company Income Statement for
                 the Periods ended June 30, 2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit          L-1 South Carolina Pipeline Corporation Balance Sheet as
                 of June 30, 2004-filed under confidential treatment pursuant to Rule 104(b)

Exhibit          L-2 South Carolina Pipeline Corporation Income Statement
                 for the Periods ended June 30, 2004-filed under
                 confidential treatment pursuant to Rule 104(b)
Exhibit    M-1   SCANA Corporate Security Services, Inc. Balance Sheet as of
                 June 30, 2004-filed under confidential treatment pursuant to
                 Rule 104(b)
Exhibit    M-2   SCANA Corporate Security Services, Inc. Income Statement for
                 the Period ended June 30, 2004-filed under confidential treatment pursuant to Rule 104(b)


EXHIBITS
Exhibit    N       Certificate of SCANA Corporation

                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the th day of August 2004.



                                                SCANA Corporation
                                            Registered holding company





                                    By:  s/James E. Swan, IV
                                         ---------------------------------------

                                         James E. Swan, IV
                                         ---------------------------------------
                                                            (Name)

                                         Controller
                                         ---------------------------------------
                                         (Title)

                                         August 17, 2004
                                         (Date)

                                                              Exhibit M



                                   Certificate

         Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that:

         A copy of SCANA's quarterly report on Form U-9C-3 for the quarterly period ended March 31, 2004, was filed with the state commissions having jurisdiction over the retail rates of SCANA Corporation's public utility subsidiary companies. The names and addresses of these state commissions are as follows:

                           South Carolina Public Service Commission
                           P. O. Box 11649
                           Columbia, SC  29211


                           North Carolina Utilities Commission
                            4325 Mail Service Center
                             Raleigh, NC 27699-4325





August 17, 2004                      By: s/James E. Swan, IV
                                        --------------------------------------
                                        James E. Swan, IV
                                        Controller
                                        (principal accounting officer)